INVEST IN **EXPERT DOJO**

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Giving you, the public, ownership in thousands of companies with one investment

PITCH VIDEO INVESTOR PANEL

LEAD INVESTOR



Dan Lok

Dan Lok Ventures is planning to invest in 1,000 start-ups in the next 10 years. We believe more Unicorns will be born outside of North America in the next 10 years. When we connected with Brian from Expert DOJO, our values are almost identical. As a minority founder myself, we know how hard it is to scale an organization. We also understand how lonely the journey is. We want to back minority and female founders from all over the world. This is why we partner up with Expert DOJO.

Invested $150,000 this round & $150,000 previously

Learn about Lead Investors

Santa Monica CA

Technology | Social Impact | Female Founder | Startup | Minority Founders

OVERVIEW UPDATES 7 WHAT PEOPLE SAY 105 ASK A QUESTION 29

Highlights

1. Expert DOJO has raised a 20 million dollar fund and invested in over 100 companies the past 3 years
2. We intend to make 80 investments in 2021 and then another 1,000 over the next 10 years (not guaranteed)
3. The venture capital system is inequitable, with us the upside gets accessible for everyday investors
4. The valuation of the companies we invested in have increased over 300% over the past 3 years
5. The third most active pre-seed investor (US) since COVID-19, right after TechStars and Y Combinator
6. Recently featured in Forbes, read the full article. Link in body text!
7. Our program has a 95% rating from our startups. Over 65% of our companies raised follow-ons.
8. We focus on women and minority founders, with over 75% of our investments in both

Our Team



Brian Mac Mahon Founder & CEO



Brian has lived in over 40 countries and owned multiple companies over that time. He is one of the most respected startup influencers in Silicon Beach.

https://www.youtube.com/watch?v=Y6f7lFy0oW0&feature=youtu.be



Sophie Angner Head of Operations

Sophie coordinates the 3-months startup program that all of our startups participate in. She has several years of experience in helping startups launch in the United States and worked for a long time for the Swedish American Chamber of Commerce.



Jonathan Wallace Senior Associate

Jonathan is responsible for sourcing the companies into the accelerator program, performing due diligence, and investing in companies.



Victoria Mehran Investment Associate

Victoria has over ten years of experience investing, mentoring, and advising entrepreneurs in their journey. Additionally, she is an Advisor at Astia Angel Group, Women Network, 13 Ventures, and Green Hill Ventures, Startupscale 360.



Katie Sarro Investment Associate, Head of Africa Region

Katie has spent the last decade working with and investing in early-stage African tech startups. She builds bridges between continents, connecting portfolio companies with investors and corporates who can help scale their businesses at speed.



Thomas Richter Investment Associate, Western Europe

Thomas has been scouting and mentoring early-stage startups for over 5 Years and has co-founded multiple startups. Prior, Thomas has worked on business strategy, corporate development, and M&As all over the world.



Nektar Baziotis Head of Tech

Nektar has more than 20 years of experience in International Business Development, IT Project Management, IT Business Consulting, E-Learning, and Artificial Intelligence. Nektar is one of the Co-Founders of ENKI Inc. and Apogee Information Systems.

LEVELING UP AN UNEVEN PLAYING FIELD

By giving you, the public, an ownership stake in Expert DOJO we're opening up the ownership in what can possibly become one of the largest small-cap hedge funds in the United States.

What Expert DOJO makes in the startup community through great investments should be returned to that same community. This is not the spark of a future dream, it's the burning fire of a reality today. With 100 startup investments already made by Expert DOJO in startups from over 30 countries, we are already creating ripples in a very big pond. **Our ambitions are to grow to over 5,000 startup investments in the next 15 years** and democratize the startup world from founders to investors.

It's especially important to emphasize that we are not raising a new fund to invest from as we are already established with our own fund which is more than sufficient to invest in hundreds of more companies. We are opening up our ownership to bring in the types of partners we want to share our company with. In short, we don't need your investment for the money it brings, we need it for the people we want to go on this journey with.

Our financial goals are even more ambitious. We recreated the Y Combinator

Our financial goals are even more ambitious. We recreated the Y Combinator accelerator model but with a focus on women and minorities rather than the privileged few. On the other end of the ecosystem, we want to have everyday investors support those same startups and benefit from the upside. Y Combinator's portfolio has generated company value in the hundreds of billions of dollars. This level of company value is our North Star.



EXPERT DOJO
Y COMBINATOR
PORTFOLIO IPO BY COHORT YEAR

COMPANY	COHORT	EXIT	IPO RAISE	IPO VALUE	SECTOR	PRIVATE VALUATION
DROPBOX	S2007	2018	$.8B	$9.2B	CLOUD STORAGE	$10B
AIRBNB	W2009	2020	$3.5B	$47B	TRAVEL	$30B
PAGERDUTY	S2010	2019	$.2B	$1.88B	OPERATIONS PERFORMANCE	$1.3B
DOORDASH	S2013	2020	$3.4B	$39B	FOOD DELIVERY	$16B



EXPERT DOJO
JUST 3 COMPANIES, AIRBNB, DOORDASH, AND STRIPE REPRESENT MORE THAN HALF OF YC'S TOP COMPANIES PORTFOLIO VALUE
AirBnB 30%
Others 43%
DoorDash 17%
Stripe 10%

HERE TO STAY

We're in our early years, but we're getting our name out there and we're starting to get recognized and acknowledged globally. Yohei Nakajima, General Partner at Untapped Capital recently studied and summarized the pre-seed investments that have been made into US startups in a Tweet, since the pandemic hit. Although the US market is not even our target market, our hard work doesn't go unnoticed.



EXPERT DOJO
"WHO WERE THE MOST ACTIVE INVESTORS INTO US STARTUPS AT PRE-SEED SINCE THE PANDEMIC?"
TOP OVERALL WERE Y COMBINATOR, TECHSTARS, EXPERT DOJO
YOHEI NAKAJIMA
@yoheinakajima
*ACCORDING TO CRUNCHBASE STATISTICS

RETURNS FOR ALL, NOT JUST THE PRIVILEGED FEW

We're opening up the ownership in what possibly can become one of the largest small-cap hedge funds in the early-stage startup space. Although many risk factors can hinder this goal we believe that our track record over the last 2 years building our first portfolio of over 100 equity stakes in early-stage companies shows how serious we are. Our ambition goes so far beyond this and every company we invest in will increase the value of Expert DOJO which increases your ownership value. As these companies grow that also increases our and your valuation. We want you to grow with us as we build, in a way that many investors never have had the chance to do before.


TEDx
The Kidnapping of the American Dream | Brian Mac Mahon ...
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THIS IS OUR 8 POINT MANIFESTO TO BUILD A BETTER WORLD FOR ALL, THROUGH VENTURE CAPITAL ACCESS FOR ALL

1. Venture Capital has the highest ROI in the world. Ordinary investors should have access to it

You've heard about Amazon being a return of 14,000,000 X for its early investors, as well as Facebook's 730,503 X-return. These investments are not made on Robinhood or the stock market. These deals are made long before the companies are getting close to an IPO. As of now, the rich private investors (Angels) and Venture Capital firms are getting even richer, and average America is left outside.

With hundreds of Unicorns and thousands of companies being acquired for hundreds of millions of dollars, it's extremely lucrative if you can find the best companies to invest in at the very earliest stage when valuations are at their most suppressed. That's exactly what we do at Expert DOJO. We look for the hundreds and thousands X-returns by finding companies who convince us of their potential market size and show us the revenue path to get there. If a company can't achieve 10 million a month in revenue then we don't pursue them as an investment opportunity.


EXPERT DOJO
"INSIDERS GET RICH THROUGH IPO"
- The Washington Post
ANGEL INVESTORS:
48,481%
ROKU
PEAK VALUATION
IPO INVESTORS: 246%

2. The percentage of Unicorns in the World is increasing, that's where we should focus our investments

Historically, the US has been ahead of the rest of the world when it comes to delivering unicorns, but year by year it evens out, and now, in 2021, China is ahead. We believe India will have 200 unicorns and that Africa will have 50, within 10 years. Many funds are scared of entering these new regions but Expert DOJO relish the opportunity. We know which countries are expanding, which have the most fertile ecosystems, which have the lowest barriers to access, and which have the best returns. Our team is already distributed and searching for new companies every day.


EXPERT DOJO
UNICORNS BORN IN THE UNITED STATES VS CHINA VS THE REST OF THE WORLD
OTHER
CHINA
USA
25%
26%
23%
28%
23%
12%
28%
29%
36%
75%
62%
49%
43%
41%
2013
2014
2015
2016
2017
CB INSIGHTS


EXPERT DOJO
WORLD'S MOST INNOVATIVE COUNTRIES
1 SOUTH KOREA
2 SINGAPORE
3 SWITZERLAND
4 GERMANY
5 SWEDEN
6 DENMARK
7 ISRAEL
8 FINLAND
9 NETHERLANDS
10 AUSTRIA

3. Everyday Investors should benefit from the high potential returns from startup investment, not the venture capitalists

There is no other asset class that can provide returns even close to startup investment but it's best to keep the investment low to mitigate the risks. Expert DOJO invests in hundreds of companies to mitigate this risk from our side. We only need one in twenty to succeed to win big.

Previously, only accredited private investors and institutional investors could invest in startups. As an investor in Expert DOJO, you don't only get ownership of our shares but we will also pick out specific companies that you can invest in alongside us with preferential terms. Expert DOJO will do all the due diligence on the upcoming investments, as we have the experience. This does not guarantee that we are right but it does position us to make more informed decisions. We'll open up the doors to Silicon Valley and the investor world to you. We want the owners of Expert DOJO to be the people, which is why we are

you. We want the owners of Expert DOJO to be the people, which is why we are inviting you to be a part-owner of our small-cap hedge fund. We hope to invest in another 80 companies this year (projections not guaranteed).


Investor Testimonial Expert Dojo
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4. We invest in Black founders and minorities as an everyday habit because every fund should

Star News was the first African company we ever invested in and we have never looked back. We were stunned that with an obvious route to 500k in monthly revenue and over 5 million subscribers no other venture capital firm could see the obvious upside in this great company.


EXPERT DOJO
DIVERSITY IS THE
NEW NORMAL
HERE AT
EXPERT DOJO
WE BELIEVE IN INVESTING IN FOUNDERS WITH EXTRAORDINARY SKILLS, RESILIENCE, AND GRIT RATHER THAN SILICON VALLEY PRIVILEGE.

For one of our cohorts this year we will go all-in with an exclusively African cohort. We have hired the best in the business to run the cohort and we are ready to go Unicorn hunting in one of the best startup ecosystems in the world. When you wonder about the opportunity try to imagine what it was like to start investing in the USA as the Unicorn gold rush began. That's potential Africa has now and we want to be there by their side to help build the greatest venture ecosystem the world has ever seen.

Star News Testimonial


Expert DOJO Testimonials | Guy Kamgaing of StarNews - C...
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5. We believe in investing in founders with extraordinary skills, resilience, and grit rather than Silicon Valley privilege. Everybody in the world should have an equal opportunity of having a successful business irrespective of gender, color, and privilege

Our portfolio contains Black, White, Brown, Latino, Muslim, Christian, Jewish, female, gay, and all other founder demographics that you can imagine. We invested in everyone because we believe that resilience forges better steel. We would bet on these founders any day of the week not just because it's the right thing to do but more because it's a better bet.

We desire that the global startup community start to reflect more on the investments in diversity that we see as the new normal. 75% of our investments have been made in minority and female founded startups. Over the last 3 years we've had the privilege of seeing how these founders react to diversity and we have been blown away by their resilience and grit. They combine a "will not be defeated" mindset and emotional intelligence that creates a better formula for success.

Benjamin Saves Testimonial


Expert DOJO Testimonials | Jim Lewis CEO of Benjamin - Al...
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PRE-FLIGHT CHECKLIS
MASK UP!
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6. We invest in Female founders, as the percentage of global funding they receive is a disgrace

As little as around 20 females have ever founded a company and brought it IPO. Only 3% of the $147.6 billion of 2020's overall deal volume, went to black-founded businesses. Surveys find that Black and Latinx women combined received just 0.64% of the invested capital 2018-2019. In short, this is a disgrace. What is even worse is that the statistics show that females are more likely to be successful in startups compared to males.


EXPERT DOJO
41%* OF OUR COMPANIES ARE
FEMALE-FOUNDED/LED


GIVING WOMEN-FOUNDED COMPANIES THE RECOGNITION
AND CAPITAL THEY DESERVE
*OUT OF EXPERT DOJO'S 105 INVESTMENTS

Virtanza Testimonial


Expert DOJO Testimonials | Debbie Holzkamp of Virtanza - ...
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Sensate Testimonial


ExpertDOJO Review | Anna CEO of Sensate (www.getSensa...
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7. Our schools do not educate startups for success, so we will

Right now startup is a game of who can raise more investment. This is wrong and hurts entrepreneurship and the great founders who deserve more. To be successful in startups you need to build a great foundation based on the right skills. This is where our current education system lets us down. We can do better and we will do better. Expert DOJO has been building education and growth programs for our companies over the past 3 years and it's helping our companies grow faster.


EDUCATING OUR COMPANIES
FROM THE GROUND UP
BUILD
We help our companies build a billion-dollar vision and build the brand, the personal brand, and a marketing plan.


INVEST
We bring in every conceivable type of investor to make sure cash flow is never a problem.
GROW
With every company, we refine their growth strategy that crosses the digital and physical landscape.
STRENGTHEN
Bolstering the founder's mindset to make sure that the startup has the necessary resilience and grit to make it to the end of the journey.

8. We want to democratize access for investors & startups

What we at Expert DOJO know, is that it only takes one unicorn to become a wealthy and successful investor. If we follow the playbook of Y Combinator we can see billions of dollars of revenue into their company from investments with a pipeline of many billions more. We're at the early stage of the Y Combinator journey, and we're opening up the locked market for you to join nice and early. This means you get access to the most promising companies when the valuations are the best. We want to give you the opportunity of a thousand X return.

Join our journey and help us build the type of world you want your kids to start a company in. We won't let you down.

PRESS

- Forbes Article

- Watch our campaign webinar where Brian answer questions and meets with interested retail investors


How You Can Own Thousands of Companies with One Nifty...
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WHERE DO UNICORNS LIVE?
W/ Brian Mac Mahon
EXPERT DOJO
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How our investors will get a return for helping Expert DOJO create a better startup venture world

Expert DOJO is a startup accelerator in Santa Monica. We are known for having strong opinions about the inequities within the venture world and for have a strong drive to usher in real change. Our objective is simple. We want to create a new startup world where every global citizen can start a business with an equal opportunity of success, irrespective of color, gender, lifestyle preferences or background.

The start of this journey is our startup accelerator, where we have committed to investing tens of millions of dollars into the greatest entrepreneurs we can find from the most diverse corners of the earth. We intend to show other venture capitalists that this is a more profitable way forward, so we have built the

greatest accelerator program anywhere so that our founders are totally focused on traction and growth and not raising money. Greed and speed became our friends and startup failure our enemy.

Since our inception our metrics have outpaced 90% of the industry. The main metric venture capitalists use to measure performance is the internal rate of return. This is the percentage increase in valuation since the investment was made divided by the time period since that investment. A top unrealized or realized IRR is 30% over the 10 years it normally takes to exit a company and this allows for wins and losses within the fund. Expert DOJO have been investing for just under 3 years and our unrealized IRR is over 300%. What drives this is our absolute focus on the speed of growth and finding the best growth enabled founders. We don't look for who went to the best schools or who they know, only what they can do. With over 120 investments of 50–100k each we are building an empire worth having. We intent to double this to 250 companies by the end of 2023 and keep growing from there.

All of our early victories are well documented and our three pillars well established. We believe in being growth obsessed, giving global access and doubling down on community and this has been at our core since we started. Something quite unexpected has impacted us, however, this year that goes well beyond what we believed would happen with Expert DOJO. That event that made us notice was the Game Stop saga when a large amount of small retail investors took on a hedge fund giant and won. In that moment we realized that the war to tilt up start up was not just about improving success rates for founders who deserved it but it was also to tilt up everyday investors who should have the same opportunity that wealthy investors have and get access to the best returns.

We have always believed that startup investing provides the best returns to investors when executed properly. It is well known that the best investors can achieve returns of thousands of percent when the right startup is backed. the problem is that these retail investors don't have access to the right information to make the best decisions. This was the moment we decided to include everyday investors into our DOJO mission and launch a Wefunder Campaign through regulation CF. As we already have our fund committed to by our existing partners, we did not need this money. What we wanted was influence within the most important emerging sector in Venture, everyday folks. We launched this campaign to build an army who care. Our view is that by giving general investors an ownership position of Expert DOJO, we would build the group of investors we know would support our companies in many ways going forward. We immediately became one of the fastest growing campaigns on their platform and had hundreds of new investors come on board. We actually had to slow down the raise to get our accounting and legal work done and our new mission had begun. Many of our colleagues wondered how it all worked and how we can share our profits, especially as its not possible for retail investors to invest in a company that is more than 40% dedicated to investing, so let me share it here.

Expert DOJO comprises of two companies. The first is Expert DOJO Ventures. This company receives equity distributions for the companies we invest in. The second company is Expert DOJO inc and this company receives all the training and other revenues from Expert DOJO Ventures and startups. We knew that we could not give an equity share in Expert DOJO Ventures along with exit distributions, as this would not have been legal but we also knew that both companies were absolutely bound together and were inseparable going forward, as per the operating agreement. Neither company can be sold without including the other so all shareholders of one also have security in the other. This means that all Wefunder investors get their percentage of the proceeds of both companies when either one of them sells.

Here is how it works. We invest in 250 companies and between equity and

Here is how it works. We invest in 250 companies and between equity and warrants and subsequent investments we have the opportunity to have between 5% and 15% of all of them. Assuming a 20% success rate and average exit of 100 million this give Expert DOJO Ventures the opportunity to have billions of dollars of future returns and that will build our company value to a very healthy multiple from where we are today. We will also drive ordinary revenue through training programs so that the large exits are balanced out with ongoing scaling cashflow.

Our objective is simple. We build up expert dojo equity ownership to keep our future value growing and in the future we get acquired by one of the later stage VC's or we go public. This is just the first of many public raises we will do going forward and our retail army will continue to swell.

Welcome to a brave new world. Venture Capital will never be the same again. Thank goodness.....

EXPERT DOJO